Exhibit 99.1

Fast Track Entertainment Brings Dream Cruises’ 10th Anniversary Celebrity Strategy to Life with Chef Tommie Lee Onboard ‘Genting Dream’

Announcement represents part one of a three-part celebrity partnership agreement with meaningful anticipated revenue contribution

SINGAPORE, June 1, 2026 — FAST TRACK GROUP (NASDAQ: FTRK) (“Fast Track” or the “Company”), a leading entertainment-focused event management and celebrity agency company, announced that its subsidiary Fast Track Entertainment (“FTE”), has been engaged by Dream Cruises, a major cruise line in Southeast Asia, on a three-part celebrity partnership agreement to celebrate its year-long “A Decade of Dreams” 10th anniversary milestone campaign. FTE activated part one through an exclusive onboard appearance by acclaimed Chef Tommie Lee, also known as “Chef French Papa” from Netflix’s Culinary Class Wars.

Under the agreement, FTE was appointed as Dream Cruises’ talent and creative partner, developing the campaign architecture across Culinary, Wellness and Entertainment, and matching each part with a celebrity profile designed to engage a distinct audience segment. This collaboration demonstrates how celebrity partnerships can move beyond one-off appearances into structured, experience-led campaigns. Rather than simply matching brands with talent, FTE shaped the campaign around a year-long creative framework, with each celebrity selected to play a clear role in the overall anniversary experience.

The Culinary part officially launched during a two-night cruise from Singapore to Melaka aboard Genting Dream, where invited guests experienced an intimate session with Chef Tommie Lee. During the appearance, Chef Lee shared his journey and passion for food, offered guests a closer look at the stories behind his craft and creative philosophy, and curated a special menu for Dream Cruises’ guests.

The launch of the Culinary part marks the first proof point of FTE’s wider strategy for Dream Cruises’ “A Decade of Dreams” 10th anniversary campaign. The year-long program will continue with South Korean fitness personality Amotti leading the Wellness part in July, followed by KIIRAS headlining the Entertainment part in October.

The upcoming Entertainment part also represents a meaningful brand activation platform as KIIRAS continues to build its regional presence. Their recent comeback single “TA TA” exceeded 10 million views in less than one week, underscoring the group’s growing audience momentum across Asia. As the global commercial representative for KIIRAS, FTE’s inclusion of the band into the cruises’ campaign demonstrates the strong partnership framework in place to explore future collaboration and monetization opportunities. Together, the three parts demonstrate FTE’s mission of connecting the right talent to the right audience, platform and experience.

Harris Lim, CEO of Fast Track Entertainment commented: “Dream Cruises’ 10th anniversary campaign gave us the opportunity to think beyond celebrity placement and build a multi-pronged initiative with rising celebrities. Chef Tommie Lee was selected not only for his culinary credibility, but for the warmth, storytelling and personality that he brings to the onboard experience. This engagement with Dream Cruises replicates the success of last year’s three-part brand activation project for Serba Wangi, which had a significantly positive impact on our financial profile and growth.”

The campaign builds on FTE’s growing portfolio of Korean celebrities and entertainment partnerships across Asia, including previous work with Jessica Jung, TREASURE and MINNIE of i-dle, as well as its recent expansion into artist representation and live entertainment through KIIRAS. Through Dream Cruises’ 10th anniversary campaign, FTE continues to strengthen its role as an entertainment architect, shaping celebrity partnerships that connect brands, celebrities and audiences through integrated experiences across Asia.

ABOUT FAST TRACK GROUP

FAST TRACK GROUP (Nasdaq: FTRK) is a leading entertainment-focused event management and celebrity agency company. Since inception in Singapore in 2012, the Company has expanded across Asia Pacific, earning a reputation for being the preferred partner for event and endorsement organizers in the region. FAST TRACK GROUP goes beyond traditional event management, offering value-added services such as technical production planning, celebrity sourcing, celebrity engagement consultancy and event manpower support, all tailored to the highest standards.

Fast Track Entertainment (FTE) is a wholly-owned subsidiary of Fast Track Group (NASDAQ: FTRK), shaping global entertainment from Asia through celebrity partnerships, artist representation, and live entertainment experiences. Founded in Singapore in 2012, FTE has built a strong track record working with global and Korean celebrities such as Jessica Jung, MINNIE of i-dle, and TREASURE, and most recently signed KIIRAS, a 6-member K-pop girl group, for global live entertainment and concert tour representation across the APAC region.

ABOUT CHEF TOMMIE LEE

Chef Tommie Lee, widely known as “Chef French Papa,” rose to prominence on Netflix’s Culinary Class Wars. A French-trained chef celebrated for his bold yet approachable cooking style, he brings both culinary credibility and a recognisable personality to Dream Cruises’ onboard dining experience.

Instagram: https://www.instagram.com/tommie.d.lee/

ABOUT AMOTTI

Amotti is a well-known South Korean celebrity CrossFitter and content creator, recognised for his discipline and approachability. With a strong and growing following across Asia, he brings a high-energy, aspirational presence to Dream Cruises’ Wellness part.

Instagram: https://www.instagram.com/amottivation

ABOUT KIIRAS

KIIRAS is a six-member global girl group launched by Leanbranding. Debuting in May 2025, the group quickly drew attention as Ling Ling became the first Malaysian member to lead a K-pop girl group. Following their debut single “KILL MA BO$$” and follow-up single “BANG BANG!”, the group’s recent comeback single “TA TA” exceeded 10 million views in less than one week, underscoring its growing regional and international traction. With strong live performances and rising audience momentum, KIIRAS continues to build its presence as a next-generation global K-pop act.

YouTube: https://www.youtube.com/@KIIRASofficial/videos

Media Contact

Fast Track Entertainment

Judy Ang | Head of Marketing & Communications

Email: judy.ang@ftentertainmentglobal.com

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